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                            July 6, 2023

       Kent Rodriguez
       Chief Executive Officer, President
       Groove Botanicals Inc.
       310 Fourth Avenue South, Suite 7000
       Minneapolis, MN 55415

                                                        Re: Groove Botanicals
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 16, 2023
                                                            File No. 000-23476

       Dear Kent Rodriguez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Registration Statement on Form 10-12G

       Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 17

   1.                                                   We note your disclosure
that there were no changes in and disagreements with
                                                        accountants on
accounting and financial disclosure. However, it appears you changed independent registered
accountants during your most recent fiscal year. Specifically, we note your current
auditor is B F Borgers, CPA, PC and that firm issued an audit opinion on your financial
statements for the years ended March 31, 2023 and 2022. However, in your Form 10 filed
April 13, 2023, your auditor was TADD LLP and in their report, dated
                                                        April 12, 2023 they
opined on your financial statements for the years ended March 31,
                                                        2022 and 2021. Revise
your filing to provide the information required by Items 304(a)(1),
 Kent Rodriguez
Groove Botanicals Inc.
July 6, 2023
Page 2
         (2) and (3) and 304(b) of Regulation S-K regarding the change in accountants.

         File the letter from your former accountant indicating whether it agrees with the statements you made in response to Item 304(a) and, if not, stating the respects in which it does not agree, as an exhibit to your registration statement. Financial Statements
Notes to Financial Statements, page 23

2. We note the heading applicable to the notes to your financial statements labels such financial statement notes as being unaudited and as pertaining only to the year ended
         March 31, 2023. Revise this heading to indicate that the notes to your financial statements are for the years ended March 31, 2023 and 2022 and remove the label that indicates such notes are unaudited.
Note 1 - Organization and Operations, page 23

3. We note you disclose that the Company is a Nevada corporation which is a publicly quoted independent oil and gas producer, however, you have no oil and gas assets reflected on your balance sheet and no revenues from oil and gas producing activities. It appears you should revise this note to provide more informative disclosure about when the
         Company was organized and the various changes in its name and domicile along with the nature of its current operations.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page 23

4. You disclose that the accompanying unaudited consolidated financial statements of the
        Company have been prepared in accordance with U.S. GAAP for unaudited financial information and do not include all of the information and footnotes required by U.S.
        GAAP for complete financial statements. You also disclose that the unaudited consolidated balance sheet as of March 31, 2023 was derived from your unaudited consolidated financial statements at that date. However, we note that your financial statements for the years ended March 31, 2023 and 2022 appear to be covered by an audit
FirstName LastNameKent Rodriguez
        opinion. You are required to provide complete audited financial statements, including all
Comapany     NameGroove
        of the information Botanicals Inc.required by U.S. GAAP, for your two most recent fiscal and footnotes
July 6, years.  Please
        2023 Page   2 revise or advise.
FirstName LastName
 Kent Rodriguez
FirstName   LastNameKent Rodriguez
Groove Botanicals   Inc.
Comapany
July 6, 2023NameGroove Botanicals Inc.
July 6,3 2023 Page 3
Page
FirstName LastName
Note 7 - Convertible Notes Payable, page 27

5. You disclose that you settled $40,000 of convertible promissory notes issued in March
         2021 and $60,000 of convertible promissory notes issued in March 2022, subsequent to
         March 31, 2023, and that the details of these settlements can be found in Note 13.
         However, there is no Note 13 to your financial statements and Note 12 Subsequent
         Events on page 31 does not include any details about these events. Revise the notes to your financial statements to provide details about the settlement of this debt
Exhibits

6. Please furnish all exhibits required by Item 601 of Regulation S-K. See Item 15(b) of
         Form 10. For example, please file your Exhibit 3.1 Articles of Incorporation, Exhibit
         3.2 Bylaws, and Exhibit 4.1 Instruments Defining the Rights of Securities Holders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Jack Brannelly